                                                                 EXHIBIT 7(a)(1)




                      AMERACE CORPORATION AND SUBSIDIARIES



                       CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1994 AND 1993
                         TOGETHER WITH AUDITORS' REPORT

FINANCIAL STATEMENTS

                                                                                                     PAGE
Report of Independent Public Accountants
                                                                                                      3
Consolidated Balance Sheets
                                                                                                      4
Consolidated Statements of Income
                                                                                                      5
Consolidated Statements of Stockholder's Equity
                                                                                                      6
Consolidated Statements of Cash Flows
                                                                                                      7
Notes to Consolidated Financial Statements
                                                                                                      9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of Amerace Corporation and the Board of Directors of Thomas & Betts Corporation:

         We have audited the accompanying consolidated balance sheets of Amerace Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amerace Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

         As explained in Note 1 and Note 6 to the consolidated financial statements, effective January 1, 1993, the Company adopted the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As explained in Note 1 to the consolidated financial statements, effective December 31, 1993, the Company adopted the requirements of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits".




                                                             ARTHUR ANDERSEN LLP

Chicago, Illinois,
December 29, 1995

                      AMERACE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN MILLIONS, EXCEPT SHARE AMOUNTS)


                                                                            DECEMBER 31,
                                                                     -------------------------
                                                                      1994               1993
                                                                     ------             ------
                            ASSETS

Current assets:
    Cash and cash equivalents                                        $  3.2             $  5.8
    Accounts receivable, net                                            0.5               23.3
    Inventories, net                                                   24.5               26.0
    Other current assets                                                5.2               10.6
                                                                     ------             ------
    Total current assets                                               33.4               65.7

Property, plant and equipment, net                                     48.7               49.2
Goodwill                                                              161.5              166.1
Investment in affiliates                                               15.7               12.1
Advances to affiliate                                                  73.7               44.0
Other assets                                                           10.6               19.0
                                                                     ------             ------
    Total assets                                                     $343.6             $356.1
                                                                     ======             ======

             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
    Current portion long-term debt                                   $  1.3             $  _
    Accounts payable                                                   14.5               12.4
    Accrued liabilities                                                 7.7               15.1
                                                                     ------             ------
    Total current liabilities                                          23.5               27.5

Long-term debt                                                          1.2              115.3
Accrued employee benefit obligations                                   28.3               26.0
Other long-term liabilities                                            25.4               24.8
                                                                     ------             ------
    Total liabilities                                                  78.4              193.6
                                                                     ------             ------

Mandatory Redeemable 12.5% Cumulative Exchangeable
    Preferred Stock; $.01 par value; 1,600,000 shares
    authorized; 894,602 and 790,996 shares issued and
    outstanding at December 31, 1994 and 1993                          22.4               19.8

Stockholder's equity:
    Common stock, par value $.01 per share, 1,600,000
         shares authorized, 1,370,000 issued and outstanding            _                  _
    Paid-in capital                                                   281.4              155.4
    Retained deficit                                                  (40.5)             (12.4)
    Cumulative translation adjustments                                  2.6                0.1
    Pension liability adjustment                                       (0.7)              (0.4)
                                                                     ------             ------
    Total stockholder's equity                                        242.8              142.7
                                                                     ------             ------

    Total liabilities and stockholder's equity                       $343.6             $356.1
                                                                     ======             ======



          The accompanying notes to consolidated financial statements are an integral part of these statements.

                      AMERACE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)



                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                     -------------------------------------
                                                                      1994           1993            1992
                                                                     ------         ------          ------
Net sales                                                            $200.1         $176.8          $168.7
Cost of sales                                                         148.0          132.1           125.9
                                                                     ------         ------          ------
    Gross earnings                                                     52.1           44.7            42.8

Selling and administrative expenses                                    26.5           24.6            25.0
Other income                                                           (3.2)          (1.3)           (3.0)
Goodwill amortization                                                   4.7            4.7             4.7
Restructuring charges                                                   _              2.6             _
Management fees to affiliate                                            9.4            1.5             1.9
                                                                     ------         ------          ------
    Operating income                                                   14.7           12.6            14.2

Net interest expense                                                   18.3           10.1             9.9
                                                                     ------         ------          ------

Income (loss) from continuing operations before income taxes           (3.6)           2.5             4.3
Provision for income taxes from continuing operations                   1.5            3.2             1.7
                                                                     ------         ------          ------

Income (loss) from continuing operations                               (5.1)          (0.7)            2.6

Discontinued operations, net of taxes:
    Operating loss                                                      _             (0.5)           (0.8)
    Loss on disposal                                                    _             (7.1)            _
                                                                     ------         ------          ------


Income (loss) before extraordinary item and cumulative effect
    of change in accounting principles                                 (5.1)          (8.3)            1.8

Extraordinary item:
    Net loss from early retirement of debt                             (4.2)           _               _
                                                                     ------         ------          ------

Income (loss) before cumulative effect of change in accounting
    principles                                                         (9.3)          (8.3)            1.8

Cumulative effect of change in accounting principles, net               _              1.2             _
                                                                     ------         ------          ------

Net income (loss)                                                      (9.3)          (7.1)            1.8

Mandatory Redeemable Preferred Stock dividend requirements              2.6            2.3             2.0
                                                                     ------         ------          ------

Net loss applicable to common stock                                  $(11.9)        $ (9.4)         $ (0.2)
                                                                     ======         ======          ======




          The accompanying notes to consolidated financial statements are an integral part of these statements.

                      AMERACE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN MILLIONS)




                                                                       RETAINED      CUMULATIVE        PENSION
                                       COMMON          PAID-IN         EARNINGS      TRANSLATION      LIABILITY
                                        STOCK          CAPITAL         (DEFICIT)     ADJUSTMENTS      ADJUSTMENT
                                       ------          -------         ---------     -----------      ----------
Balance at December 31, 1991            $ _            $155.4           $ (2.5)          $ 0.5           $ _
 Net income                               _               _                1.8             _               _
 Cash dividend on common stock            _               _               (0.3)            _               _
 Dividends on Mandatory Redeemable        _               _               (2.0)            _               _
   12.5% Preferred Stock
 Translation adjustments                  _               _                _               0.2             _
                                        -----          ------           ------           -----           -----

Balance at December 31, 1992              _             155.4             (3.0)            0.7             _
 Net loss                                 _               _               (7.1)            _               _
 Dividends on Mandatory Redeemable        _               _               (2.3)            _               _
   12.5% Preferred Stock
 Translation adjustments                  _               _                _              (0.6)            _
 Pension liability adjustment             _               _                _               _              (0.4)
                                        -----          ------           ------           -----           -----

Balance at December 31, 1993              _             155.4            (12.4)            0.1            (0.4)
 Net loss                                 _               _               (9.3)            _               _
 Dividends on Mandatory
 Redeemable                               _               _               (2.6)            _               _
   12.5% Preferred Stock
 Dividends paid to parent                 _               _              (16.2)            _               _
 Capital contribution from
   parent                                 _             126.0              _               _               _
 Translation adjustments                  _               _                _               2.5             _
 Pension liability adjustment             _               _                _               _              (0.3)
                                        -----          ------           ------           -----           -----

Balance at December 31, 1994            $ _            $281.4           $(40.5)          $ 2.6           $(0.7)
                                        =====          ======           ======           =====





          The accompanying notes to consolidated financial statements are an integral part of these statements.

                      AMERACE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)



                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                     ----------------------------------
                                                                      1994         1993           1992
                                                                     ------       ------         ------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from continuing operations                           $ (5.1)      $ (0.7)        $  2.6
  Adjustments to reconcile income (loss) from continuing
     operations to net cash flow from operating activities:
    Depreciation and amortization                                      12.9         14.1           13.4
    Restructuring charges                                               _            2.6            _
    Undistributed earnings of joint ventures                           (3.6)        (0.5)          (1.6)
    Deferred income tax provision                                       4.6          4.6            1.6
    Proceeds from sale of accounts receivable                          22.3          _              _
    Cash effects of (excluding the effects of dispositions of
       businesses):
        (Increase) decrease in accounts receivable                      0.6         (4.7)          (0.8)
        (Increase) decrease in inventories                              1.5          3.0           (1.3)
        Decrease in other current assets                                2.5          _              0.8
        Increase in accounts payable                                    2.1          1.5            2.3
        Decrease in accrued liabilities and accrued employee
            benefit obligations                                        (3.5)        (7.2)          (4.3)
                                                                     ------       ------         ------

  Net cash from continuing operating activities                        34.3         12.7           12.7
  Net cash from (used in) discontinued operations                       0.9         (0.2)          (1.1)
                                                                     ------       ------         ------
  Net cash from operations                                             35.2         12.5           11.6
                                                                     ------       ------         ------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                 (7.2)        (8.1)          (9.4)
  Other                                                                 1.7         (3.5)          (1.7)
                                                                     ------       ------         ------
  Net cash used in investing activities                                (5.5)       (11.6)         (11.1)
                                                                     ------       ------         ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments on long-term debt                                        _           (1.3)          (1.3)
  Net borrowings on revolving credit facilities                         _            4.0           11.0
  Repayment of senior subordinated debt                               (79.1)         _              _
  Repayment of senior credit facility                                 (38.0)         _              _
  Capital contribution from parent                                    122.4          _              _
  Dividends paid to parent                                              _            _             (0.3)
  Net payments to affiliate                                           (37.6)        (6.8)          (4.8)
                                                                     ------       ------         ------
  Net cash from (used in) financing activities                        (32.3)        (4.1)           4.6
                                                                     ------       ------         ------

CHANGE IN CASH AND CASH EQUIVALENTS                                    (2.6)        (3.2)           5.1
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                          5.8          9.0            3.9
                                                                     ------       ------         ------
CASH AND CASH EQUIVALENTS, END OF PERIOD                             $  3.2       $  5.8         $  9.0
                                                                     ======       ======         ======





          The accompanying notes to consolidated financial statements are an integral part of these statements.

                      AMERACE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)
                                 (IN MILLIONS)


                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                   ----------------------------------
                                                                    1994          1993           1992
                                                                   ------        -----          -----
NET CASH PAID (RECEIVED) DURING THE
PERIOD FOR (RELATING TO CONTINUING AND
DISCONTINUED OPERATIONS):
  Interest                                                         $  5.0        $12.6          $12.6
  Income taxes                                                       (3.9)        (4.7)           3.8

NONCASH TRANSACTIONS:
  Equity transactions:
    Adjustment increasing additional paid-in capital               $  3.7        $  _           $  _
    Adjustment decreasing retained earnings                         (11.5)          _              _
    Adjustment increasing advances to affiliates                      7.8           _              _
                                                                   ------        ----           ----
                                                                   $    _        $  _           $  _
                                                                   ======        ====           ====





          The accompanying notes to consolidated financial statements are an integral part of these statements.

                      AMERACE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1994



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF CONSOLIDATION:

         Amerace Corporation (the "Company" or "Amerace") is an indirect, wholly-owned subsidiary of Eagle Industries, Inc. ("Eagle"). The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         CASH AND CASH EQUIVALENTS:

         All highly liquid investment instruments with original maturities of three months or less are considered to be cash equivalents.

         INVENTORIES:

         Inventories are stated at the lower of cost or market. Cost includes raw materials, labor and manufacturing overhead. The last-in, first-out ("LIFO") method of inventory valuation is used for 12.0% and 14.4% of inventory at December 31, 1994 and 1993, respectively. The first-in first-out ("FIFO") method of inventory valuation is used for the remaining inventory.

         PROPERTY, PLANT AND EQUIPMENT:

         Property, plant and equipment is stated at cost. The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets.

         GOODWILL:

         Goodwill represents the purchase price associated with acquired businesses in excess of the fair value of the net assets acquired. Goodwill is amortized on a straight-line basis over forty years. Accumulated amortization was $23.7 million and $19.0 million at December 31, 1994 and 1993, respectively.

         Recoverability of unamortized goodwill is based on operating income and cash flow. Whenever current operating income is not sufficient to recover current amortization of goodwill or when events and circumstances indicate that future operating income and cash flow may be negatively affected, the recoverability is evaluated based upon the estimated future operating income and undiscounted cash flow of the related entity during the remaining period of goodwill amortization.

         REVENUE RECOGNITION:

         The Company recognizes revenues as products are shipped.

         POSTEMPLOYMENT BENEFITS:

         The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 112 "Employers' Accounting for Postemployment Benefits" effective December 31, 1993. By adopting this standard, the Company recorded a pretax charge of $0.3 million and applicable tax benefits of $0.1 million reflected as a "Cumulative effect of change in accounting principle".

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



         INCOME TAXES:

         The Company is included in Eagle's consolidated U.S. federal income tax return. Under the terms of a tax sharing arrangement with Eagle, the Company computes and pays to Eagle its liability for U.S. federal income taxes as if the Company filed a separate U.S. federal income tax return. The Company files separate U.S. state and non-U.S. income tax returns.

         The Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes" effective January 1, 1993. This new standard changed the Company's method of accounting for income taxes from the deferred method required under APB No. 11 to the asset and liability method. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. (See Note 6.)

(2)      DISCONTINUED OPERATIONS

         The Company sold certain assets of its Underground Technologies subsidiary in the fourth quarter of 1993 for total proceeds of $0.5 million. The Company recorded a provision of $7.1 million, net of applicable tax benefits of $1.8 million, for estimated losses from operations and from the ultimate disposition of this business, including the write-off of approximately $5.5 million of goodwill. Net sales were $4.6 million and $4.2 million for the years ended December 31, 1993 and 1992, respectively. The operating loss was $0.6 million and $1.0 million for the years ended December 31, 1993 and 1992, respectively.

(3)      INVESTMENT IN AFFILIATES

         As of December 31, 1994, the Company owned 49.9% of Euromold S.A. and 50.0% of Fujimold LTD. and Taimold Electrical LTD. The Company reports these investments under the equity method of accounting. The Company recognized income from its investments in the joint ventures of $3.2 million, $1.5 million and $1.8 million for years ended December 31, 1994, 1993 and 1992, respectively. Combined operating results were as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                 --------------------------------------
                                                   1994            1993           1992
                                                 -------        ---------       -------
                                                              (IN MILLIONS)
Net sales                                        $  54.8        $  44.4         $  43.3
Gross earnings                                      18.4           13.2            13.6
Net income                                           6.5            3.0             3.6

(4)      DEBT

         In January 1994, Eagle consummated a refinancing (the "Refinancing") of substantially all of its outstanding debt including the Senior Subordinated Notes ("13.75% Notes") and senior bank credit facility of the Company and entered into a credit facility with a group of banks (the "Eagle Credit Facility"). As a result of the Refinancing, the Company recorded a pretax charge of $6.6 million net of a tax benefit of $2.4 million in the first quarter of 1994. In connection with the Refinancing, the Company was recapitalized, resulting in changes to the components of stockholder's equity. Subsequent to the Refinancing, the Company relies on Eagle to provide its liquidity and financing needs. See Note 12 "Related Party Transactions-Advances to Affiliate". The Eagle Credit Facility is secured by substantially all of the property, plant and equipment, inventory and certain receivables of Eagle, including those of the Company.

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



         13.75% NOTES:

         The $75 million 13.75% Notes were issued pursuant to an indenture dated March 15, 1988. In January 1994, all of the 13.75% Notes were called for redemption on March 15, 1994 at 105.5% of their principal amount plus accrued interest. Proceeds for the redemption were derived from the Refinancing.

         SENIOR BANK CREDIT FACILITY:

         The Company had a senior credit facility which was available to its subsidiary group prior to the Refinancing (the "Senior Bank Credit Facility"). A portion of the proceeds of the Refinancing were utilized to fully repay the Senior Bank Credit Facility in January 1994. The aggregate amount outstanding under the Senior Bank Credit Facility amounted to $38.0 million at December 31, 1993. Borrowings under the Senior Bank Credit Facility bore interest at alternative floating rate structures, at management's option (5.6% at December 31, 1993), and was secured by substantially all domestic property, plant, equipment, inventory and receivables of the Company's subsidiaries.

(5)      EMPLOYEE RETIREMENT AND BENEFIT PLANS

         PENSION:

         Substantially all employees are covered by Company or Eagle sponsored defined benefit pension plans. Plans covering salaried employees provide pension benefits that are based on the employee's years of service with the Company and compensation. For other employees, pension benefits are provided based on a stated amount for each year of service. Certain amounts in the following tables relate to the Eagle plan and represent the portion of the plan allocated to the Company as calculated by Eagle's consulting actuary. The Company's funding policy for all plans is to make no less than the minimum annual contributions required by applicable governmental regulations. Plan assets generally consist of common stocks and fixed income instruments.

         The following table sets forth the funded status for all U.S. defined benefit pension plans and related amounts recognized in the Company's Consolidated Financial Statements:

                                                         DECEMBER 31,         DECEMBER 31,
                                                             1994                  1993
                                                         ------------         ------------
                                                                  (IN MILLIONS)
Actuarial present value of:
  Accumulated benefit obligation                            $  21.6              $  22.0
                                                            =======              =======
  Vested benefits                                           $  21.4              $  21.8
                                                            =======              =======
Plan assets at fair value                                   $  15.4              $  17.7
Projected benefit obligation                                   21.6                 22.0
                                                            -------              -------
Plan assets less than projected benefit                        (6.2)                (4.3)
obligation
Net unrecognized (gain) loss                                    1.1                 (0.4)
Net unrecognized prior service costs                            0.4                  0.4
Additional minimum liability                                   (1.5)                (1.0)
                                                            -------              -------
Pension liability recognized in Consolidated
  Financial Statements                                      $  (6.2)             $  (5.3)
                                                            =======              =======

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31,1994



         In accordance with SFAS No. 87, "Employers' Accounting for Pensions", the Company has recorded an additional minimum pension liability for certain underfunded plans of $1.5 million and $1.0 million at December 31, 1994 and 1993, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service costs and net transition obligations, in which case the increase in liabilities is charged directly to stockholder's equity. At December 1994 and 1993, the excess minimum pension liability resulted in a net reduction of equity of $0.7 million and $0.4 million, respectively.

         Net periodic pension cost for defined benefit pension plans included in the above table was:


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                  --------------------------------------
                                                   1994            1993           1992
                                                  -------        --------        -------
                                                              (IN MILLIONS)
Service cost                                      $  0.4         $  0.3          $  0.3
Interest cost                                        1.6            1.6             1.6
Actual return on assets                             (0.2)          (1.9)           (1.7)
Net amortization and deferral                       (1.2)           0.5             0.3
                                                  ------         ------          ------
    Net periodic pension cost                     $  0.6         $  0.5          $  0.5
                                                  ======         ======          ======


         The following assumptions were used in determining the actuarial present value of the projected benefit obligation for the Company's U.S. defined benefit plans for the years ended December 31, 1994 and 1993: weighted-average discount rate of 7.5%; rate of increase in future compensation levels of 4.0%; and expected long-term rate of return on assets of 9.0%.

         The Company and its subsidiaries also have several defined contribution plans for certain U.S. employees. Company contributions to these plans were $2.3 million, $2.3 million and $1.1 million in the years ended December 31, 1994, 1993 and 1992, respectively. Contributions to these plans by the Company are determined under a variety of methods including those based on years employed or a percentage of the contribution made by the employee.

         OTHER POSTRETIREMENT BENEFITS:

         The Company provides certain postretirement life and health-care benefits to certain of its U.S. employees. For most business units providing these benefits, employees retiring from the Company on or after attaining age 55 who have rendered at least 15 years of active service to the Company are entitled to postretirement benefits coverage. Most of these plans are non-contributory, while there are a few in which employees and retirees contribute towards their coverage. The Company has not funded any of this postretirement benefits liability. Contributions to the postretirement plans are made by the Company as claims are incurred.

         The accumulated postretirement benefit obligation was determined using an assumed discount rate of 7.5% for the years ended December 31, 1994 and 1993, and a health care cost trend rate of 14% for the year ended December 31, 1993 and 13% for the year ended December 31, 1994, with the assumption that the health care cost trend rate would decrease ratably to 6.0% by the year 1998. The effect of a one percent increase in the health care cost trend rate assumption would be to increase the accumulated postretirement benefit obligation component by approximately $0.2 million.

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



         In the fourth quarter of 1993, the Company curtailed certain of its postretirement benefits for its non-bargaining employees. In general, the curtailment affects employees who retire after December 1994 with exception for employees who meet certain age plus years of service requirements. The curtailment resulted in a reduction of the postretirement benefit liability of $1.8 million.

         The following table sets forth postretirement benefits recognized in the Company's Consolidated Financial Statements:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                               1994             1993
                                                             --------        ---------
                                                                  (IN MILLIONS)
         Accumulated postretirement benefit obligation:

           Retirees                                          $   28.6       $   25.5
           Other fully eligible participants                      1.4            1.1
           Other active participants                              _              0.3
                                                             --------       --------
                                                                 30.0           26.9
           Unrecognized actuarial loss                           (7.1)          (2.2)
                                                             --------       --------
         Postretirement benefit liability recognized in
           Consolidated Financial Statements                 $   22.9       $   24.7
                                                             ========       ========

Net postretirement benefit cost included the following components:


                                                                          YEAR ENDED
                                                                          DECEMBER 31,
                                                             ----------------------------------------
                                                                 1994         1993             1992
                                                             -----------    --------        ---------
                                                                          (IN MILLIONS)
Service cost                                                 $    _          $   0.1        $   0.2
Interest cost                                                     0.5            0.7            0.7
                                                             --------        -------        -------
        Net postretirement benefit cost                           0.5            0.8            0.9
Effect of curtailment                                             _             (1.8)           _
                                                             --------        -------        -------
        Adjusted net postretirement benefit cost (income)    $    0.5        $  (1.0)       $   0.9
                                                             ========        =======        =======

(6)      INCOME TAXES

         The Company adopted the provisions of SFAS No. 109 effective January 1, 1993. The December 31, 1993 Consolidated Financial Statements reflect an increase in the net deferred tax assets of $1.4 million and a corresponding gain of $1.4 million, reflected as a "Cumulative effect of change in accounting principle".

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



The Company's Consolidated Financial Statements reflect the following deferred tax assets and liabilities (in millions):

                                                              DECEMBER 31,        DECEMBER 31,
                                                                 1994                1993
                                                              ------------        ------------
Deferred tax assets:

    Inventory and bad debt reserves                           $    2.3            $    2.5
    Accrued employee benefit obligations                          14.2                14.9
    Insurance reserves                                             1.9                 2.2
    Divestiture and restructuring reserves                         _                   2.4
    Legal and environmental reserves                               7.5                 7.0
    Other                                                          0.5                 2.3
                                                              --------            --------
                                                              $   26.4            $   31.3
                                                              ========            ========
Deferred tax liabilities:
    Property, plant and equipment basis difference            $   10.4            $   11.7
    Undistributed foreign earnings                                 2.9                 1.9
    Other                                                          2.4                 1.7
                                                              --------            --------
                                                              $   15.7            $   15.3
                                                              ========            ========

         Management believes that future taxable income and tax planning strategies are available to fully realize the recorded net deferred tax assets and accordingly, no valuation allowance has been recorded.

         The U.S. and non-U.S. components of income from continuing operations before income taxes and the components of the provision for income taxes are as follows:

                                                                                  YEAR ENDED
                                                                                  DECEMBER 31,
                                                                    ----------------------------------------
                                                                       1994          1993             1992
                                                                    ----------     --------        ---------
                                                                                 (IN MILLIONS)
 Income (loss) from continuing operations before income taxes:
      U.S.                                                          $   (5.7)       $   0.5         $   3.0
      Non-U.S.                                                           2.1            2.0             1.3
                                                                    --------        -------         -------
         Total                                                      $   (3.6)       $   2.5         $   4.3
                                                                    ========        =======         =======
 Provision (benefit) for income taxes:
   Current:
      U.S. federal                                                  $   (3.9)      $   (4.8)       $   (0.2)
      U.S. state                                                        (0.1)           2.3            (0.1)
      Non-U.S.                                                           0.9            1.1             0.4
                                                                    --------        -------         -------
                                                                        (3.1)          (1.4)            0.1
                                                                    --------        -------         -------
   Deferred:
      U.S. federal                                                       3.0            6.2             1.4
      U.S. state                                                         1.6           (1.6)            0.2
                                                                    --------        -------         -------
                                                                         4.6            4.6             1.6
                                                                    --------        -------         -------
         Total                                                       $   1.5        $   3.2         $   1.7
                                                                    ========        =======         =======

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



         Reconciliation of income taxes computed at the U.S. federal statutory rate to the consolidated provision (benefit) for income taxes from continuing operations:


                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                              ----------------------------------------
                                                                 1994           1993            1992
                                                              ----------      ---------      ---------
                                                                        (DOLLARS IN MILLIONS)
U.S. federal statutory rate                                     35%             35%            34%

Income taxes at U.S. federal statutory rate                   $  (1.3)        $   0.9        $   1.5
U.S. state income taxes, net of U.S. federal tax benefit          1.0             0.5            0.5
Nondeductible book depreciation and amortization                  1.5             1.6            1.9
Effects of net-of-tax accounting                                  _               _             (1.6)
Other                                                             0.3             0.2           (0.6)
                                                              -------         -------        -------
  Provision for income taxes                                  $   1.5         $   3.2        $   1.7
                                                              =======         =======        =======
  Effective income tax rate                                     (41.9)%         129.5%          40.5%
                                                              =======         =======        =======

(7)      RESTRUCTURING CHARGES

         Restructuring charges totaling $2.6 million were recorded in the third and fourth quarter of 1993. In conjunction with the relocation of one of AEC's manufacturing facilities in the first quarter of 1993, costs were incurred which exceeded previously established reserves. Accordingly, the Company recorded $2.0 million in charges in the fourth quarter of 1993. Elastimold recorded charges of $0.6 million related to an early retirement program.

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



(8)      BALANCE SHEET DETAIL

                                                                       DECEMBER 31,
                                                               -------------------------
                                                                  1994           1993
                                                               ----------      ---------
                                                                     (IN MILLIONS)
 Inventories:
   Raw materials and supplies                                   $  10.7        $  12.0
   Work in process                                                  6.2            7.7
   Finished goods                                                   7.6            6.3
                                                                -------        -------
     Total                                                      $  24.5        $  26.0
                                                                =======        =======

   Excess of replacement cost over LIFO inventory cost          $   0.8        $   0.8
                                                                =======        =======

 Other current assets:
   Deferred taxes                                               $   3.3        $   7.6
   Other                                                            1.9            3.0
                                                                -------        -------
     Total                                                      $   5.2         $ 10.6
                                                                =======        =======
 Property, plant and equipment:
   Land                                                         $   2.8        $   2.8
   Buildings                                                       18.7           17.5
   Machinery and equipment                                         54.2           49.2
   Construction in progress                                         3.7            4.2
   Less accumulated depreciation                                  (30.7)         (24.5)
                                                                -------        -------
     Total                                                      $  48.7        $  49.2
                                                                =======        =======
 Accrued liabilities:
   Divestiture reserves                                         $   _          $   0.5
   Wages and benefits                                               5.1            6.7
   Interest                                                         0.1            3.1
   Other                                                            2.5            4.8
                                                                -------        -------
     Total                                                      $   7.7        $  15.1
                                                                =======        =======

 Other long-term liabilities:
   Legal and environmental reserves                             $  17.0        $  15.1
   Insurance reserves                                               4.4            4.7
   Other                                                            4.0            5.0
                                                                -------        -------
                                                                $  25.4        $  24.8
                                                                =======        =======

(9)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and cash equivalents
         The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

         13.75% Notes
         The fair value of the Company's 13.75% Notes at December 31, 1993 is based on the call price at January 31, 1994.

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



         Senior Bank Credit Facility
         The carrying amount approximates fair value as the rates are tied to the prime rate and LIBOR which fluctuate based on current market conditions.

         Other Debt
         The carrying amount approximates fair value as rates approximate borrowing rates currently available to the Company for similar loans.

         The estimated fair values of the Company's financial instruments are as follows:

                                                     DECEMBER 31, 1994           DECEMBER 31, 1993
                                                   ----------------------      ----------------------
                                                   CARRYING        FAIR        CARRYING        FAIR
                                                    AMOUNT         VALUE        AMOUNT         VALUE
                                                   --------        ------      --------        ------
                                                                      (IN MILLIONS)
         Cash and cash equivalents                  $  3.2        $  3.2        $  5.8        $  5.8
         13.75% Notes                                  _             _            75.0          79.1
         Senior Bank Credit Facility                   _             _            38.0          38.0
         Other Debt                                    2.5           2.5           2.3           2.3

(10)     MANDATORY REDEEMABLE 12.5% CUMULATIVE
               EXCHANGEABLE PREFERRED STOCK

         The Preferred Stock is senior to the Company's Common Stock and must be redeemed by the Company in three equal installments on July 1, of 2000, 2001 and 2002, at a redemption value of $25 per share plus all accrued and unpaid dividends. In addition, the Company has the option of redeeming the Preferred Stock at a price equal to a declining percentage of the redemption value, currently 102.8% and declining to 100% for the period beginning July 1, 1996, and thereafter. The Preferred Stock is also exchangeable at the Company's option, for its authorized but unissued 12.5% subordinated debentures due 2001, subject to specified conditions. Dividends on this stock are required to be paid quarterly and may be paid at the option of the Company in additional shares of Preferred Stock. All of the outstanding shares of Preferred Stock are owned by Eagle. During the years ended December 31, 1994, 1993 and 1992, the Company issued 103,606, 91,608 and 80,999 shares, respectively of Preferred Stock in lieu of cash dividends. The Company recorded the quarterly Preferred Stock dividend requirement as a reduction of retained earnings.

(11)     STOCKHOLDER'S EQUITY

         In connection with the Refinancing, the Company was recapitalized, resulting in changes to the Company's capital structure. In addition, certain assets were dividended to Eagle and Eagle made capital contributions to Amerace to permit Amerace to retire its then outstanding debt. See Note 4 "Debt".

(12)     RELATED PARTY TRANSACTIONS

         ACCOUNTS RECEIVABLE:

         In January 1994, Eagle entered into an asset securitization program (the "Securitization") whereby it sells certain of its accounts receivable on a limited recourse and continuous basis, including those of the Company. Under this program, the Company sells accounts receivable to Eagle daily for a purchase price payable in cash. As a result of the Securitization, the Company sold substantially all of its accounts receivable to Eagle. The proceeds from the sale of the receivables increased advances to affiliate.

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



         ADVANCES TO AFFILIATE:

         Eagle makes advances to the Company for general corporate purposes and also provides centralized treasury functions and financing for the Company, including funding of their U.S. cash needs for processing of accounts payable items. Prior to the Refinancing, the Company did not rely on Eagle for these services, but rather, relied on availability under its Senior Bank Credit Facility and the 13.75% Notes for its financing and liquidity needs. Fluctuations in the balance of advances to affiliate are primarily a function of daily cash activity associated with net disbursements for payments of invoices offset by the sale of accounts receivable under the Securitization.
In addition, payments made to Eagle for allocations of corporate expenses and payments in accordance with the tax sharing agreement are included in advances to affiliate. Certain components of the advances are interest bearing, at various interest rates ranging from 7.0% to 14.3%. The Company recorded net interest expense on these advances of $16.4 million in the year ended December 31, 1994 and interest income of $3.9 million and $4.0 million in the years ended December 31, 1993 and 1992, respectively.

         MANAGEMENT FEES TO AFFILIATE:

         Eagle provides strategic direction, financial management and other corporate administrative services to the Company. The management fees are charged to the Company on an annual basis.

         INSURANCE:

         The Company participates in Eagle sponsored insurance programs which include coverage in the U.S. for medical, workers' compensation, product liability, property and general liability insurance. The Company paid Eagle $1.7 million, $1.9 million and $1.5 million in 1994, 1993 and 1992, respectively for amounts paid primarily to third party administrators for workers' compensation, product liability, property and general liability insurance and $2.6 million, $2.9 million and $3.0 million in 1994, 1993 and 1992, respectively for medical insurance premiums. Other long-term liabilities include $4.4 million and $4.7 million at December 31, 1994 and 1993, respectively for the Eagle sponsored insurance programs for workers' compensation, product liability, property and general liability.

(13)     COMMITMENTS AND CONTINGENCIES

         The Company conducts manufacturing operations at various leased facilities and also leases warehouses, office space, computers and office equipment. Most of the realty leases contain renewal options and escalation clauses. Total rent expense, including related real estate taxes, amounted to $1.3 million, $1.5 million and $1.1 million in the years ended December 31, 1994, 1993 and 1992, respectively.

         The Company and certain of its subsidiaries are involved in several lawsuits and environmental matters arising in the ordinary course of business. However, it is the opinion of the Company's management, based upon the advice of counsel, that these lawsuits and environmental matters are either without merit, are covered by insurance, or are adequately reserved for in the Consolidated Financial Statements, and that the ultimate disposition of pending litigation will not be material in relation to the Company's consolidated financial position or results of operations.

                      AMERACE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 1994



(14)     SEGMENT AND GEOGRAPHIC DATA

         The Company's current operations are in one industry segment providing electrical power distribution and those supplying industrial electrical products for electrical equipment manufacturers. The principal products manufactured by this group include underground cable accessories, medium voltage electric cable and interconnect and timing devices.

         The Company's revenues and identifiable assets related to its continuing operations are predominantly related to its U.S. operations and no one other geographic area accounts for more than 10% of total revenue or 10% of total assets. Export sales from the United States to other geographic areas were $24.6 million, $22.2 million and $23.2 million in the years ended December 31, 1994, 1993 and 1992, respectively.

(15)     SUBSEQUENT EVENT

         In November 1995, Eagle entered into an agreement for the sale of the Company. The sale is expected to be completed in January 1996.